08005633

Reliance
Industries Limited

RECEIVED
2008 OCT 29 A 10: 16

October 27, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	October 27, 2008	Media Release titled "Reliance Industries Polypropylene plant in Jamnagar down for plant maintenance".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

PROCESSED
NOV 04 2008
THOMSON REUTERS

Reliance
Industries Limited

October 27, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub: Media Release

A Media Release issued by the Company titled "Reliance Industries Polypropylene plant in Jamnagar down for plant maintenance" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Reliance Industries Polypropylene plant in Jamnagar down for plant maintenance

Mumbai, October 27, 2008 ... With the objective of improving product swing capability and increasing propylene yield, the company has taken a planned shutdown of its Polypropylene plant at the Jamnagar refinery complex.

This opportunity will also be utilized to carry out other routine maintenance and turnaround activities. The shutdown is expected to last for approximately four weeks.

The rest of the units at the refinery are continuing to operate at their normal throughputs and product dispatches to customers will be unaffected through the duration of the shutdown.

About Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1, 39,269 crore (US$ 34.7 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Key Contacts:
For Reliance Industries Limited
Mr. Tushar Pania
022- 22785905
+91 9820088536
tushar.pania@ril.com

For Neucom Consulting
Mr. Clint Furtado
022 – 4220 0000
+91 9004056572
clint@neucomconsulting.com

END